Stock Symbol:  RHOI

March 6, 2008

Adam Phippen
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 3561

Rhino Outdoor International, Inc.
Item 4.02 Form 8-K
Filed February 27, 2008
File No. 333-62690

Dear Mr. Phippen:

We are responding to your comment letter of February 29, 2008. We have included herewith a copy of the amended 8K report in response to your comments.

(1)	We have amended the subject report in accordance with your comment.

(2)	We have amended the subject report in accordance with your comment.

The Registrant acknowledges that:

●	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filings;

●	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

●	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

If you have any further questions or comments concerning either the responses contained in this letter or the amended reports filed herewith, please let us know.

Very truly yours,

/s/ Walt Tatum
Walt Tatum
Treasurer and Acting Chief Financial Officer

W.E.ROCK  ◊ RHINO OFF-ROAD INDUSTRIES ◊  YAMABUGGY
1191 Center Point Drive, Unit D  ◊ Henderson, NV 89074 USA ◊  (877) 446-6788  ◊  www.RhinoBrands.com